

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 8, 2016

Mail Stop 4631

<u>Via Email</u>
Mr. Allan Schwartz
Chief Executive Officer
Europa Acquisition I, Inc.
721 Fifth Avenue
New York, NY 10022

> **Re: Europa Acquisition I, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2015**
> **Filed September 16, 2015**
> **File No. 000-54037**

Dear Mr. Schwartz:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction